COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

January 13, 2017

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I Columbia Small Cap Value Fund I (Class T)	Post-Effective Amendment No. 283 File Nos. 2-99356 /811-04367

Dear Mr. Cowan:

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission (Commission) on January 5, 2017 for the above-referenced post-effective amendment (the Filing) filed by and on behalf of Columbia Funds Series Trust I (the Registrant) on behalf of its series, Columbia Small Cap Value Fund I (the Fund). The comments and responses are outlined below.

PROSPECTUS COMMENTS:

Comment 1:	Please include financial highlights for an existing share class of the Fund.

Response:	The Fund will include the financial highlights for the existing Class A shares of the Fund in the definitive registration statement filing.

Comment 2:	With respect to the disclosure in the introductory paragraph under the caption Fees and Expenses of the Fund, confirm supplementally that there is no information regarding waivers being provided in the Statement of Additional Information.

Response:	So confirmed.

Comment 3:	In the footnote to the Annual Fund Operating Expenses table regarding “other expenses”, please confirm supplementally that you expect “other expenses” to be different from the Fund’s other classes by some unknown amount.

Response:	So confirmed.

Comment 4:	Regarding the introductory paragraphs to Performance Information, confirm supplementally whether Class T is more expensive than Class A. If Class T is more expensive than Class A, state in the Performance Information disclosure that, because Class T has higher fees and expenses than that of Class A, Class T performance will be lower than that of the class shown (Class A).

Response:	Class A shares of this Fund, because of the higher front-end sales charge (i.e., fees), are more expensive than Class T. However, for other Columbia Funds, Class A of a tax-exempt or index fund, or Class Z shares would have lower sales charges and expenses than Class T. In instances where the class used for performance comparison purposes has lower fees and/or expenses than Class T shares, we will disclose in the Performance Information section that Class T shares’ fees and/or expenses are higher than that of the class for which performance is being shown.

Comment 5:	In the section Choosing a Share Class - Funds Contact Information, conform disclosure as required by Item 12(a)(5).

Response:	We will revise the disclosure to read as follows:

Additional information about the Funds, including sales charges, other class features and policies, can be obtained, free of charge, at columbiathreadneedle.com/us*, by calling toll-free 800.345.6611, or by writing (regular mail) to Columbia Management Investment Services Corp., P.O. Box 8081, Boston, MA 02266-8081 or (express mail) Columbia Management Investment Services Corp., c/o Boston Financial, 30 Dan Road, Suite 8081, Canton, MA 02021-2809.

*	The website references in this prospectus are inactive links and information contained in or otherwise accessible through the referenced websites does not form a part of this prospectus.

Comment 6:	In Choosing a Share Class – Purchase of Class T Shares, revise the disclosure to reflect Class T sales charges (i.e., delete the references to CDSC).

Response:	We have included this language because Class T will ultimately be offered in multiclass prospectuses, which will include share classes subject to a CDSC.

Comment 7:	Please provide the intermediary-specific waivers for Category One Financial Intermediaries.

Response:	At present, the following Category One Financial Intermediary-specific waivers are known (additional intermediary-specific waivers may yet be received (and added to the prospectus) from financial intermediaries):

Morgan Stanley Wealth Management

Class T shares are available for purchase by Morgan Stanley Wealth Management clients (through a transactional brokerage account) with the front-end load waived as follows:

•	Employer-sponsored retirement plans (e.g., 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase pension plans and defined benefit plans). For purposes of this provision, employer-sponsored retirement plans does not include SEP IRAs, Simple IRAs, SAR-SEPs or Keogh plans; however these plans are eligible to purchase Class T shares through a transactional brokerage account.

•	Morgan Stanley Wealth Management employee and employee-related accounts according to Morgan Stanley’s account linking rules.

•	Mutual fund shares exchanged from an existing position in the same fund as part of a share class conversion instituted by Morgan Stanley Wealth Management.

Comment 8:	Please provide the list of Category Two Financial Intermediaries.

Response:	To date, no financial intermediary has committed to offering the Category Two structure. That said, any Category Two Financial Intermediaries (and any intermediary-specific waivers) will be disclosed in the prospectus, or an appendix thereto consistent with IM Guidance Update No. 2016-06, when effective. If none, then Class T will launch with just a single category of financial intermediary: Category One Financial Intermediaries, with the idea that additional categories of financial intermediaries could/would be added in the future (based on financial intermediaries’ business needs). Further to the point, as the mutual fund industry continues to assess the relevant Department of Labor regulations (e.g., the fiduciary rule), the Fund may seek to add additional categories of Class T financial intermediaries to its definitive registration statement (including via post-effective amendments) – all without need to make a Rule 485(a) filing for the sole purpose of adding categories of Class T financial intermediaries. Also, other funds in the Columbia Funds complex, with regard to their impending request for Rule 485(b)(i)(vii) treatment with regard to adding Class T shares (as described in the Filing), may, under the Staff’s grant of such treatment, offer Class T shares with all available (existing now or in the future) categories of Class T financial intermediaries.

Comment 9:	Please provide the intermediary-specific waivers for Category Two Financial Intermediaries.

Response:	Please see the response to comment 8.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph D’Alessandro

Joseph D’Alessandro

Assistant Secretary

Columbia Funds Series Trust I

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